                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                  NATROL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   638789 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JULY 21, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|X|      Rule 13d-1(d)
                                   ----------

CUSIP No. 638789 10 7             13G                         Page 2 of 7 Pages


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Elliott Balbert
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF          5.       SOLE VOTING POWER    0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6.       SHARED VOTING POWER   6,029,500
         OWNED BY           ----------------------------------------------------
           EACH             7.       SOLE DISPOSITIVE POWER 0
         REPORTING          ----------------------------------------------------
        PERSON WITH         8.       SHARED DISPOSITIVE POWER  6,029,500
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                   6,029,500*
--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                             |_|
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          45.3%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

* Includes 5,904,500 shares owned by the Balbert Family Trust, a revocable trust of which Mr. Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 125,000 shares owned by Mr. Balbert's daughter, of which Mr. Balbert disclaims beneficial ownership and this report shall not be deemed an admission that Mr. Balbert is the beneficial owner for purposes of Section 13 or 16 or for any other purpose.

CUSIP No. 638789 10 7              13G                         Page 3 of 7 Pages


--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Cheryl Balbert
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF          5.       SOLE VOTING POWER    0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6.       SHARED VOTING POWER   6,029,500
         OWNED BY           ----------------------------------------------------
           EACH             7.       SOLE DISPOSITIVE POWER 0
         REPORTING          ----------------------------------------------------
        PERSON WITH         8.       SHARED DISPOSITIVE POWER  6,029,500
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                   6,029,500*
--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                             |_|
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          45.3%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

* Includes 5,904,500 shares owned by the Balbert Family Trust, a revocable trust of which Mrs. Balbert and her husband, Elliott Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 125,000 shares owned by Mrs. Balbert's daughter, of which Mrs. Balbert disclaims beneficial ownership and this report shall not be deemed an admission that Mrs. Balbert is the beneficial owner for purposes of
Section 13 or 16 or for any other purpose.

CUSIP No. 638789 10 7              13G                         Page 4 of 7 Pages


ITEM 1(a).      NAME OF ISSUER:

                Natrol, Inc.
                ----------------------------------------------------------------
ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                21411 Prairie Street, Chatsworth, California 91311
                ----------------------------------------------------------------

ITEM 2(a).      NAME OF PERSON FILING:

                Reference is made to the cover sheet of each reporting person
                ----------------------------------------------------------------

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                c/o 21411 Prairie Street, Chatsworth, California 91311
                ----------------------------------------------------------------

ITEM 2(c).      CITIZENSHIP:

                Reference is made to the cover sheet of each reporting person
                ----------------------------------------------------------------
ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $.01 per share
                ----------------------------------------------------------------

ITEM 2(e)       CUSIP NUMBER:

                638789 10 7
                ----------------------------------------------------------------

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable

ITEM 4.         OWNERSHIP.

                Reference is made to the cover sheet of each reporting person
                ----------------------------------------------------------------

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

CUSIP No. 638789 10 7              13G                         Page 5 of 7 Pages


ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATION.

                Not applicable.

CUSIP No. 638789 10 7              13G                         Page 6 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             FEBRUARY 12, 1999
                                        -----------------------------
                                                   Date


                                             /S/ ELLIOTT BALBERT
                                        -----------------------------
                                                  Signature


                                                 ELLIOTT BALBERT
                                        -----------------------------
                                                  Name/Title


                                             /S/ CHERYL BALBERT
                                        -----------------------------
                                                   Signature


                                                  CHERYL BALBERT
                                        -----------------------------
                                                    Name/Title

CUSIP No. 638789 10 7              13G                         Page 7 of 7 Pages


EXHIBITS
--------
A.       Joint Filing Agreement dated February 12, 1999 by and among the reporting persons (attached hereto)

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT


         This will confirm the agreement by Elliott Balbert, an individual residing in the State of California, and Cheryl Balbert, an individual residing in the State of California (collectively, the "Reporting Persons"), in connection with that certain Schedule 13G to be filed on or about February 12, 1999 with respect to the common stock, par value $.01 per share (the "Common Stock"), of Natrol, Inc. (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such common stock (the "Schedule 13G"). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

         (i) No Reporting Person nor any affiliate of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

         (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

Dated: February 12, 1999



                                                 /S/ ELLIOTT BALBERT
                                                 --------------------------
                                                     Elliott Balbert


                                                 /S/ CHERYL BALBERT
                                                 --------------------------
                                                     Cheryl Balbert